UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Loxo Oncology, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

548862101

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 548862101

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 857,982 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 857,982 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,982 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 2.85%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 30,075,162 shares of Common Stock issued and outstanding as of April 30, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2018.

CUSIP No. 548862101

1	NAME OF REPORTING PERSON. Access Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 857,982 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 857,982 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,982 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 2.85%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 30,075,162 shares of Common Stock issued and outstanding as of April 30, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2018.

CUSIP No. 548862101

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 857,982 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 857,982 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,982 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 2.85%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 30,075,162 shares of Common Stock issued and outstanding as of April 30, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2018.

CUSIP No. 548862101

1	NAME OF REPORTING PERSON. AI Loxo Holdings 2 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 185,694 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 185,694 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 185,694 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 0.62%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 30,075,162 shares of Common Stock issued and outstanding as of April 30, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2018.

CUSIP No. 548862101

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 672,288 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,288 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 2.24%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages of ownership of the Common Stock by Reporting Persons presented in this Statement assume an aggregate of 30,075,162 shares of Common Stock issued and outstanding as of April 30, 2018, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2018

Amendment No. 2 to Schedule 13D

This amendment to Schedule 13D is being filed by Access Industries Management, LLC (“AIM LLC”), Access Industries, Inc. (“Access”), Len Blavatnik, AI Loxo Holdings 2 LLC (“AI Loxo 2”) and Access Industries Holdings LLC (“AIH LLC”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report certain changes in beneficial ownership of shares of common stock, $.0001 par value per share, of the Issuer (the “Common Stock”).

Mr. Blavatnik, AIM LLC, AIH LLC and AI Loxo 2 previously reported their ownership of securities of the Issuer on a Schedule 13G (the “Schedule 13G”) filed with the Securities and Exchange Commission on February 13, 2015, as amended and supplemented by Amendment No. 1, filed on February 11, 2016. A Schedule 13D was filed to amend and replace the Schedule 13G. The Schedule 13D (the “Schedule”) filed with the Securities and Exchange Commission on January 18, 2017, as amended and supplemented by the Reporting Persons by Amendment No. 1, filed on January 23, 2018, is hereby further amended and supplemented as set forth below in this Amendment No. 2. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D, as previously amended and supplemented. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 5 Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

The 857,982 shares of the Issuer’s Common Stock reported in this Schedule 13D include (i) 185,694 shares of the Issuer’s Common Stock owned directly by AI Loxo 2, and (ii) 672,288 shares of the Issuer’s Common Stock owned directly by AI Life Sciences Investments LLC (“AI Life”).

185,694 shares of the Issuer’s Common Stock are held directly by AI Loxo 2. Each of AIM LLC, Access and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the shares of Common Stock held directly by AI Loxo 2 because AIM LLC manages AI Loxo 2, Access owns all of the outstanding membership interests of AIM LLC, and Len Blavatnik controls each of Access, AIM LLC and AI Loxo 2. Each of AIM LLC, Access and Len Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, other than AI Loxo 2, disclaims beneficial ownership of the shares of Common Stock held by AI Loxo 2.

Each of AIH LLC, AIM LLC, Access and Len Blavatnik may be deemed to beneficially own and share voting and investment power over the shares of Common Stock held directly by AI Life because Access owns all of the outstanding membership interests of AIM LLC, Len Blavatnik controls each of Access and AIM LLC, and AIM LLC controls each of AI Life, AI LSI Management LLC (the managing member of AI Life) and AI LSI-SPV LLC (which holds certain membership interests in AI Life) and, as a result, may be deemed to share voting and investment power over the shares of Common Stock beneficially owned by AI Life. Each of AIH LLC, AIM LLC, Access and Len Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, other than AI Life, disclaims beneficial ownership of the shares of Common Stock held by AI Life.

(c) The following transactions in the Issuer’s securities have been effected by Reporting Persons within the 60 days prior to this filing:

On June 4, 2018, AI Loxo 2 made a pro rata distribution of an aggregate of 883,535 shares of Common Stock to its members for no consideration, which were then contributed to the Blavatnik Family Foundation (“Foundation”), whose trustee is managed by Alex Blavatnik and Lincoln Benet, as a charitable gift.

(d) Not applicable.

(e) On June 4, 2018, following the transactions reported herein, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the shares of Common Stock.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not Applicable

Item 7 Materials to Be Filed as Exhibits

Exhibit	Description

99.1.1	Joint Filing Agreement, dated as of June 5, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2018

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President _ Name/Title

ACCESS INDUSTRIES, INC.	/s/ Alejandro Moreno
Signature

Alejandro Moreno / Executive Vice President _ Name/Title

AI LOXO HOLDINGS 2 LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno Signature

Alejandro Moreno / Executive Vice President_ Name/Title

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno Signature

Alejandro Moreno / Executive Vice President_ Name/Title

* Signature

Len Blavatnik Name

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik (as filed with the SEC on February 13, 2015).

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact